Exhibit 99.1

JOINT NEWS RELEASE

Endeavour Silver and AuRico Gold Extend Closing of the Purchase/Sale of the
El Cubo Silver-Gold Mine and the Guadalupe y Calvo Gold-Silver Project
to July 13, 2012

_____________________________________________________________________________

Vancouver, Canada – June 29, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) ("Endeavour") and AuRico Gold Inc. (TSX:AUQ)(NYSE:AUQ) ("AuRico Gold") announce that they have agreed to extend closing of the purchase/sale of the El Cubo mine in Guanajuato State, Mexico and the Guadalupe y Calvo (“GyC”) property in Chihuahua State, Mexico to July 13, 2012.

Endeavour has been completing a detailed assessment of the El Cubo mine and anticipates releasing its own reserve and resource estimate shortly.  A new short term mine plan, long term growth outlook and guidance on production, cash costs, capital and exploration programs and budgets for 2012 will be released after Closing.

Endeavour has also initiated a more detailed assessment of the Guadalupe y Calvo resources and exploration targets and will release its 2012 exploration program and budget after closing.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. – Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Endeavour Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free:  877-685-9775, Tel:  (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Gold website at http://www.auricogold.com.

AuRico Contact Information - For more information, please contact:
Anne Day, Vice President, Investor Relations and Communications
Tel: (647) 260-8880 or
Email: anne.day@auricogold.com